[PERCEPTRON, INC. LETTERHEAD]

Mr. Kevin L. VaughnFebruary 28, 2014

Accounting Branch Chief

Securities & Exchange Commission

Washington, DC 20549

Ref:Perceptron, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2013

Form 10-Q for the Fiscal Quarter Ended September 30, 2013.

File No. 000-20206

Dear Mr. Vaughn:

Below are Perceptron, Inc.’s responses to your letter dated January 30, 2014.

Form 10-K for the Fiscal Year Ended June 30, 2013

Financial Statements and Supplementary Data, page 27

Report of Independent Registered Public Accounting Firm, page 29

1.Please have Grant Thornton LLP revise their audit report to reference the Consolidated Statements of Comprehensive Income for the two years in the period ended June 30, 2012 that is included in the filing at page 32. Refer to the guidance at paragraph 8 of AU Section 508.

Answer:  We have confirmed with Grant Thornton LLP that they will update and re-issue their audit report.  Their updated audit report will correctly reference the Consolidated Statement of Comprehensive Income for the two years in the period ended June 30, 2012. The Company will amend its Form 10-K for the Fiscal Year Ended June 30, 2013 promptly following receipt of the updated audit report.

Notes to Consolidated Financial Statements, page 35

Note 1 - Summary of Significant Accounting Policies, page 35

Revenue Recognition, page 35

2.We noted the general disclosures of your revenue recognition policy in this note. Please provide us with additional details about the nature of your material revenue generating transactions and the specific portions of FASB ASC Topic 605 or other authoritative U.S. GAAP you followed when accounting for such transactions.

Answer: The majority of the Company’s revenue is derived from its Automated System sales, which represented approximately 84% of the Company’s total revenue in fiscal 2013.  Automated System products are systems that provide non-contact measurement and inspection for industrial applications.  Automated System sales are primarily multiple element arrangements that include equipment, labor support and/or training.  The Company accounts for multiple element arrangements in accordance with FASB ASC 605-10-25 and FASB ASC 605-10-S25 and specifically FASB ASC Topic 605-25.  Please see the Company’s response to comment 3 for a more detailed discussion of our accounting for multiple element arrangements.

The Company also has Technology Component sales, which represented approximately 11% of the Company’s total revenue in fiscal 2013.   Technology Component products are used for scanning and inspection applications.  Technology Component sales are primarily standalone equipment sales where the Company has no significant obligation beyond the shipment of the equipment. The Company accounts for standalone equipment sales in accordance with FASB ASC 605-10-25 and FASB ASC 605-10-S25.

The Company also provides Value-Added-Services, which represented approximately 5% of the Company’s total revenue in fiscal 2013.  The Company accounts for sales of services in accordance with FASB ASC 605-10-25 and FASB ASC 605-10-S25.

3.In a related matter, we noted you disclosed herein that you have “Multiple element arrangements in your Automated Systems product line that may include purchase of equipment, labor support and/or training. Each element has value on a stand-alone basis. For multiple element arrangements, the Company defers from revenue recognition the greater of the relative fair value of any undelivered elements of the contract or the portion of the sales price of the contract that is not payable until the undelivered elements are completed”.  Please tell us how the referenced accounting is consistent with the guidance at FASB ASC Topic 605-25 or other authoritative U.S. GAAP.

Answer:  The Company’s multiple element arrangements have different billing terms depending upon the contract terms with each customer, and customer order.

In some arrangements, the billing terms reflect payment in advance.  The Company follows FASB ASC Topic 605-10-25-1 (b) and ASC 605-25-30-5 by deferring from revenue recognition the portion of the payment that has not yet been earned or remains contingent based on delivery of the remaining elements or other performance obligations.  The unearned portion is recorded as a deferred revenue liability reflecting the Company’s obligation to the customer for the unfulfilled elements.

An example of billing terms that result in this situation are when the terms of a sales contract stipulates that upon shipment of equipment representing the first deliverable, 90% of the total contract price is due and payable. In this example, if the fair value of the earned element from shipping the equipment is 60% of the contract value (not 90% that is agreed to be paid to the Company) then the Company would record revenue at the time of shipment equal only to the fair value of the earned element (60%).  In this example, the amount allocated to the delivered item is not contingent on delivery of the remaining contract deliverables.  The remaining 30%, that was unearned but invoiced per the terms of the sales contract, is considered deferred revenue.  Upon completion of additional elements, the Company will record earned revenue and reduce the amount deferred.

In some other arrangements, the billing terms limit the amount of revenue that is realizable for a completed element.  In these situations, the Company follows FASB ASC Topic 605-10-25-1 (a) and ASC 605-25-30-5 by recording as revenue the lesser of the fair value of the earned element or the amount realizable.

An example of billing terms that result in this situation would be if the terms of a sales contract are payable in installments of 40/40/20 with the first 40% due and payable when the equipment ships, the second 40% is due and payable when the equipment is installed and ready to measure, and the final 20% is due and payable upon completion of the final element.  Assuming in this example the fair value of the equipment is 50% of the contract value, the Company would record revenue equal to 40% of the contract price because the additional 10% related to the value for the delivered equipment is not realizable, or remains contingent, until the next element, installation, is completed.  It is the Company’s view in this example that performance in full of the second 40% installment is necessary to earn additional revenue (10% in this case) because the Company is not yet legally entitled to amounts in excess of the first installment.  The Company believes this is supported by  ASC 605-25-30-6 which states, in part, “the amount recorded as an asset for the excess of revenue recognized under the arrangement over the amount of cash or other consideration received from the customer since the inception of the arrangement shall not exceed all amounts to which the vendor is legally entitled.”

Inventory, page 37

4.We see this Note discloses you have inventory reserve balances. Please confirm and revise future filings to disclose, if true, that your inventory policies comply with FASB ASC paragraph 330-10-35-14.

Answer:  In future filings, the Company will revise its footnote disclosure on inventories to confirm that its inventory policies comply with FASB ASC paragraph 330-10-35-14.  This revision to the subject footnote was implemented in the Company’s quarterly report on Form 10-Q filed February 14, 2014.  The modified footnote is shown below:

Inventory is stated at the lower of cost or market.  The cost of inventory is determined by the first-in, first-out (“FIFO”) method.  The Company provides a reserve for obsolescence to recognize inventory impairment for the effects of engineering change orders, age and use of inventory that affect the value of the inventory.  The reserve for obsolescence creates a new cost basis for the impaired inventory.   When inventory that has previously been impaired is sold or disposed of, the related obsolescence reserve is reduced resulting in the reduced cost basis being reflected in cost of goods sold.  A detailed review of the inventory is performed annually with quarterly updates for known changes that have occurred since the annual review.  Inventory, net of reserves of

$1,198,000 and $1,124,000 at December 31, 2013 and June 30, 2013, respectively, is comprised of the following (in thousands):

INVENTORY	December 31, 2013	June 30, 2013
Component Parts	$ 3,358	$ 2,648
Work in Process	604	376
Finished Goods	4,258	3,759
Total	$ 8,220	$ 6,783

Note 5 – Contingencies, page 41

5.Please revise this note in future filings to specifically disclose your accounting policy for contingencies. In this regard we noted on page 26 you disclosed you “accrue for estimated losses if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated”.

Answer:  In future filings the Company will revise its note on contingencies to disclose its accounting policy for contingencies.  The Company modified the contingencies footnote disclosure in its quarterly report on Form 10-Q filed February 14, 2014.   Please see the enhanced contingencies disclosure shown below after the answer to comment number 6.

6.In a related matter, we note disclosures in this note that you are party to a suit filed by 3CEMS. FASB ASC 450 requires disclosure of the amount or range of reasonably possible loss as that term is defined in the standard.  Please revise future filings to disclose an estimate of the reasonably possible loss or range of loss for the referenced contingency. If such an estimate cannot be made, you should include disclosures in future filings that specifically refer to your inability to estimate the reasonably possible loss or range of loss. Please refer to FASB ASC 450-20-50.

Answer:  In future filings, the Company will revise the footnote disclosure on contingencies to disclose an estimate of the reasonably possible loss or range of loss for the referenced contingency.  If such an estimate cannot be made, the Company will specifically disclose in future filings that it is unable to estimate the reasonably possible loss or range of loss.  The Company modified the contingencies footnote disclosure in its quarterly report on Form 10-Q filed February 14, 2014 as shown below:

The Company may, from time to time, be subject to litigation and other claims in the ordinary course of its business.  The Company accrues for estimated losses arising from such litigation or claims if it is probable that an asset has been impaired or a liability has been incurred and the amount of the loss can be reasonably estimated. To estimate whether a loss contingency should be accrued by a charge to income, the Company evaluates, among other factors, the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of the loss. Since the outcome of litigation and claims is subject to significant uncertainty, changes in the factors used in the Company’s evaluation could materially impact the Company’s financial position or results of operations.

Management is currently unaware of any significant pending litigation affecting the Company other than the matter set forth below.

As previously reported in the Company’s Annual Report on Form 10-K for fiscal year 2013, on July 19, 2013, a civil suit was filed against the Company by 3CEMS, a Cayman Islands and People’s Republic of China corporation, with the U.S. District Court for the Eastern District of Michigan (the “3CEMS Matter”).  The suit alleged that the Company breached its contractual obligations by failing to pay for component parts to be used to manufacture optical video scopes for the Company’s discontinued Commercial Products Business Unit.  3CEMS alleged that it purchased the component parts in advance of the receipt of orders from the Company based upon instructions they claimed to have received from the Company.  The suit alleged damages of not less than $4.5 million.  Effective December 6, 2013, a Tolling Agreement (the “Tolling Agreement”) was entered into between the Company and 3CEMS.  The Tolling Agreement provided that 3CEMS would dismiss the suit against the Company without prejudice, permitting the parties to continue to discuss the dispute outside of litigation.  The Company has agreed that should 3CEMS subsequently seek to assert claims against the Company related to such suit the Company will not oppose the claims based on the statute of limitations or any other time-based defense, based upon the passage of time from July 19, 2013 to the date the Tolling Agreement is terminated.  The Tolling Agreement terminates on December 31, 2014 or, if earlier upon 20 days’ notice by either party.  On January 13, 2014, based upon 3CEMS’ voluntary dismissal, the Court entered an order of dismissal of the suit against the Company without prejudice.

Because of the inherent uncertainty of litigation and claims such as the 3CEMS Matter, the Company is unable to reasonably estimate a possible loss or range of loss relating to the 3CEMS Matter.

Note 9 – Income Taxes, page 43

7.Please tell us, and disclose in future filings as appropriate, the amount of earnings retained for use by foreign subsidiaries for which no tax provision has been made. Refer to FASB ASC 740-30-50-2.

Answer:  The amount of earnings retained for use by the Company’s foreign subsidiaries for which no tax provision has been made amounted to approximately $14.7 million as of June 30, 2013.  The Company will disclose in future filings the amount of earnings retained for use by the Company’s foreign subsidiaries and that the Company may be subject to U.S. income taxes and foreign withholding taxes if these earnings are distributed in the future.  The Company will continue to disclose that it is not practicable to estimate the amount of unrecognized deferred tax liability for the undistributed foreign earnings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Results of Operations, page 13

Gross Margin, page 14

8.We see you disclosed in section that “gross margin declined to 34.7% this year from 46.1% last year primarily as a result of timing differences between the recognition of revenue and material and labor costs related to the revenue”. We also note you disclosed herein “In fiscal 2014, you had higher labor costs expensed on certain projects where a greater portion of the corresponding revenue was recognized in a previous quarter. In the first quarter last year, you had a high amount of buy-off and other labor-related revenue recorded in that quarter”. Please tell us the total dollar amount of labor costs expensed in the first quarter of 2014 that relate to each of your prior quarters when the corresponding related revenue was recognized. Also, explain the facts and circumstances you considered to determine that all costs and revenues were recorded in the appropriate accounting periods during fiscal 2013 and 2014. Finally, tell us what buy-off and other related revenues represent and how you accounted for them and any costs related to such revenues.

Answer:  The amount of outside labor costs expensed in the first quarter of fiscal 2014 that related to revenue in a prior quarter was approximately $139,000 or 1.7% of cost of goods sold.  The expenses were related to invoices that were not anticipated during our fiscal 2013 closing process and were not received until the first quarter of fiscal 2014 from third party contractors for measurement systems that shipped in the fourth quarter of fiscal 2013.  The Company considers these costs immaterial.  Due to the low revenue level recognized in the first quarter of fiscal 2014, the additional outside labor costs represented 1.1% of the 11.4% gross margin percentage decline in the first quarter compared to the first quarter of fiscal 2013.

The 11.4% reduction in gross margin between the first quarters of fiscal 2013 and fiscal 2014 was primarily the result of, the difference in the make-up of revenue recorded in the two quarters, and the character of the costs incurred in the two quarters.  The first quarter of fiscal 2013 had an unusually high margin on a relatively low level of revenue due primarily to the high amount of final acceptance or “buy-off” revenue.  Conversely, in the first quarter of fiscal 2014, the Company’s revenue primarily related to product shipments.  As a result, the first quarter of fiscal 2014 had additional material costs of $1.1 million related to revenue recognized in that quarter, when compared to the first quarter of fiscal 2013.

All known costs related to revenue recognized in a period are recorded or accrued by considering bills of materials, purchase order commitments, un-invoiced receipts of goods or services and reviews of financial data such as margins on various product lines.  The Company records revenue when it is both earned and realizable.  Please see the answers to comments 2 and 3 for further detail regarding the Company’s revenue recognition policy.

Buy-off revenue represents the final billing of a contract where there is a performance requirement in the contract that requires the customer’s final acceptance (buy-off) that the project has been completed to their satisfaction. At times the effort to obtain buy-off is substantial, although in many cases the majority of the work to achieve customer acceptance has occurred in a previous period.  As a result, the final portion of revenue recorded upon buy-off may have little to no costs associated with it in a subsequent period when the buy-off revenue is recognized, however, the effort to acquire the buy-off is necessary to obtain final payment.  In quarters where there is a significant amount of buy-off revenue, gross margins would be elevated.  The Company recognizes the buy-off revenue on the contract when the final amount is both earned and realizable in accordance with FASB ASC Topic 605-10-25-1 and ASC 605-25-30-5.   Additionally, the Company applies the guidance of SAB 104 section 3.c., which states in part that a “remaining performance obligation is substantive rather than inconsequential or perfunctory if the timing of payment of a portion of the sales price is coincident with completing performance of the remaining activity”.  Other labor related revenue refers to revenue for training and support services.  Expenses related to revenue from labor services are recorded in the period incurred.

Company Statement

The Company acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/S/ Keith R. Marchiando

Keith R. Marchiando

Vice President and Chief Financial Officer